Securities and Exchange Commission
April 7, 2015

ADM ENDEAVORS, INC.
2021 N. 3rd Street
Bismarck, North Dakota 58501

April 7, 2015

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549
Attn: Pamela Long, Assistant Director

Re:         ADM Endeavors, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 10, 2015
File No. 333-201351

Dear Ms. Long:

We have received your letter dated February 23, 2015 and have updated the Registration Statement and prepared the following responses to your comments.

General

1. Your current interim financial information is now stale since it is as of a date more than 45 days after your year-end of December 31, 2014.  Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment, since the company reported losses from continuing operations for 2012 and it appears likely, based on the nine-month period ended September 30, that the company will be reporting a pre-tax loss during the most recently completed fiscal year.

RESPONSE: Financial statements have been updated to include the financial statement for the year ended December 31, 2014.

Selling Security Holders, page 16

2. Footnotes 2 and 3 do not appear to correspond with any text in this section.  Please revise.

RESPONSE: Footnotes 2 and 3 refer to selling security holders SLIC and STP Investments, respectively, found in column A of the Selling Security Holders table.  These numbers have been enlarged for better visibility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

3. Please provide the required disclosure of your financial condition and results of operations for the last two fiscal years.

RESPONSE: The MD&A section has been updated with the financial condition and results of operations disclosures for the last two fiscal years.

Securities and Exchange Commission
April 7, 2015

Results of Operations for the three months ended September 30, 2014 and 2013

4. Please clarify your disclosure in the fourth paragraph that any funds raised in this offering will go not to the Company but to your CEO.  We understand that the offering you are registering is for the resale of shares by selling shareholders, and the proceeds will go to the selling shareholders.

RESPONSE: The Registration Statement has been updated to reflect Results of Operations for the years ended December 31, 2014 and 2013.  The disclosure in question has been removed.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ADM Endeavors, Inc.

/s/ Ardell Mees
Chief Executive Officer